Exhibit 99.1

Banco Santander Chile

2Q 2017 Earnings Report

Santander

- Section 1 Key consolidated data 1
- Section 2 Summary of results 2
- Section 3 YTD results by reporting segment 6
- Section 4 Loans, funding and capital 7
- Section 5 Analysis of quarterly income statement 10
- Section 6 Credit risk ratings 20
- Section 7 Share performance 21
- Annex 1 New Banking Law 22
- Annex 2 Balance Sheet 24
- Annex 3 YTD Income Statements 25
- Annex 4 Quarterly Income Statements 26
- Annex 5 Quarterly evolution of main ratios and other information 27

CONTACT INFORMATION
Robert Moreno
Manager, Investor Relations Department
Banco Santander Chile
Bandera 140 Piso 20 Santiago, Chile
Tel: (562) 2320-8284
Email: robert.moreno@santander.cl
Website: www.santander.cl

Section 1: Key consolidated data

Balance Sheet (Ch$mn)	Jun’17	Jun’16	% Change
Total assets	34,806,430	36,123,767	(3.6%)
Gross customer loans	27,156,024	26,400,567	2.9%
Customer deposits	19,255,177	20,236,094	(4.8%)
Customer funds	24,818,118	25,117,544	(1.2%)
Total shareholders’ equity	2,895,250	2,704,685	7.0%

Income Statement (Ch$mn)	1H17	1H16	% Change
Net interest income	662,609	641,310	3.3%
Net operating profit before provisions for loan losses	908,475	840,154	8.1%
Provision for loan losses	(150,372)	(161,362)	(6.8%)
Op expenses excluding impairment and other op. exp.	(343,291)	(338,057)	1.5%
Income before tax	362,070	293,578	23.3%
Net income attributable to equity holders of the Bank	292,811	241,739	21.1%

Profitability and efficiency	1H17	1H16	Change bp
Net interest margin (NIM) [1]	4.4%	4.6%	-20
Efficiency ratio[2]	40.2%	42.7%	-250
Return on avg. equity	20.3%	17.7%	+260
Return on avg. assets	1.6%	1.4%	+20
Core Capital ratio	10.7%	10.1%	+60
BIS ratio	13.7%	13.0%	+70
Return on RWA	2.1%	1.8%	+30

Asset quality ratios (%)	Jun’17	Jun’16	Change bp
NPL ratio[3]	2.2%	2.1%	+10
Coverage of NPLs ratio [4]	136.2%	140.5%	-430
Cost of credit[5]	1.1%	1.3%	-20

Structure (#)	Jun’17	Jun’16	Change (%)
Branches	406	468	(13.2%)
ATMs	1,059	1,484	(28.6%)
Employees	11,068	11,653	(5.0%)

Market capitalization	Jun’17	Jun’16	Change (%)
Net income per share (Ch$)	1.55	1.28	21.1%
Net income per ADR (US$)	0.94	0.77	22.1%
Stock price (Ch$/per share)	42.24	31.92	32.3%
ADR price (US$ per share)	25.41	19.37	31.2%
Market capitalization (US$mn)	11,971	9,126	31.2%
Shares outstanding (millions)	188,446.1	188,446.1	—%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	—%

1 NIM = Net interest income annualized divided by interest earning assets.

2. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.

3. Capital + future interest of all loans with one installment 90 days or more overdue divided by total loans.

4. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue.

5. Provision expense annualized divided by average loans.

Section 2: Summary of results1

Net income increased 5.7% QoQ and 29.4% YoY in 2Q17. ROAE reached 20.8% in 2Q17

Net income attributable to shareholders in 2Q17 totaled Ch$150,436 million (Ch$0.80 per share and US$0.48/ADR), increasing 5.7% QoQ and 29.4% YoY. The Bank’s ROAE2 expanded in the quarter 370bp compared to 2Q16 and 130bp compared to 1Q17, reaching 20.8%, above initial guidance. Net income attributable to shareholders in 1H17 totaled Ch$292,811 million, increasing 21.1%, with a ROAE of 20.3% YTD.

The rise in the Bank’s ROAE was driven by a solid growth of client revenues leveraged on a lower cost of credit and improved efficiency. This is reflected in the 31.6% YoY rise in net contribution from our business segments3. This was led by a 47.2% increase in net contribution from our Retail Banking segment4.

NIM5, net of risk rises 36bp to 3.6%.

Total NIM was 4.6% in 2Q17, up 40bp QoQ YoY and 1bp YoY despite lower YoY inflation. This positive evolution of net interest margins in the quarter was mainly driven by our business segments. Net interest income from our business segments (Client NII) increased 3.0% QoQ and 11.4% YoY, with all business segments showing strong NII growth QoQ and YoY, despite average loans from reporting segments decreasing 0.8% QoQ and increasing slightly YoY by 4.1%. Client NIMs (defined as Client NII divided by average loans), which excludes the impact of inflation and the ALCO’s liquidity portfolio, rose to 5.0% in 2Q17 compared to 4.8% in 1Q17 and 4.7% in 2Q16. The Bank has managed to gradually improve client NIMs by selectively growing the loan book and a lower cost of funding in line with lower Central Bank interest rates.

Even greater improvement was seen in the NIM net of risk6 for 2Q17, which reached 3.6%, up 36bp from 1Q17 and 16bp from 2Q16. This also led to Client NIM net of risk increasing to the highest level in last five quarters. In general asset quality indicators remained stable in the quarter. Total NPLs fell by 1.3% in 2Q17 to Ch$ 587,107 compared to 1Q17 however the NPL ratio remained stable at 2.2%, in particular, the NPL ratio of consumer loans decreased from 2.4% in 1Q17 to 2.0% in 2Q17 in line with the Bank’s loan growth strategy of steering away from the low end of the consumer market. Similarly, the Bank’s Expected loss ratio or Risk index, measured as Loan Loss Allowances (LLA) over total loans also remained stable at 2.9% as of June 2017. As economic growth remained sluggish in the quarter there was some minor deterioration of the impaired loan ratio from 6.1% as of March 2017 to 6.3% as of June 2017. Provision for loan losses increased 3.6% QoQ due to a slight increase in impaired loans in the quarter, and decreased 8.3% YoY in 2Q17, reflecting the change in the loan mix as part of the de-risking strategy enforced by the Bank which has led to a cost of credit7 of 1.1% in 2Q17, an improvement on the 1.3% in 2Q16.

1.	The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Superintendency of Banks of Chile (SBIF).
2.	ROAE: Return on average equity: annualized quarterly net income attributable to shareholders divided by average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.
3.	Net contribution is defined as Net interest income + Net fee and commission income + Total financial transactions - provision for loan losses – operating expenses.
4.	Retail banking = Individuals + Small and Mid-sized companies (SMEs).
5.	Annualized Net interest income divided by average interest earning assets.
6.	Annualized Net interest income minus annualized provisions divided by average interest earning assets.

7.	Annualized provision for loan losses / average total loans. Averages are calculated using monthly figures.

Loan growth slows in the quarter as the Bank remains focused on profitability

Total loans decreased 1.1% QoQ and increased 2.9% YoY in 2Q17 as a consequence of the Bank’s focus on profitability and risk coupled with slower economic growth. Loans to individuals continue to lead growth and expanded 0.4% QoQ and 5.2% YoY. Growth in loans to SMES has also been orientated on growing the loan book among larger, less risky SMEs and as with Middle-market companies and GCB, the Bank has continued to focus on generating non-lending revenues.

Rate cut and lower loan growth drives shift of time deposits towards fee generating mutual funds

In the quarter, the Bank focused on lowering its funding costs and optimizing liquidity levels. Lower demand for loans resulted in a spike in the Bank’s liquidity levels. In order to optimize this and to improve funding costs, the Bank lowered its deposits rates in tandem with the lower Central Bank rates. At the same time, the Bank stimulated a greater flow of customer funds to mutual funds, which in a lower rate environment is a more attractive option for clients and which generates higher fee income. As a result, total deposits decreased 4.2% QoQ and 4.8% YoY. On the other hand, Mutual funds brokered by the Bank increased 1.3% QoQ and 14.0% YoY.

Greater customer loyalty & satisfaction fueling solid fee growth

In 2Q17 fee income decreased 1.4% QoQ and increased 12.5% YoY. In retail banking, fees increased 1.7% QoQ and 8.1% YoY, mainly driven by rising client loyalty and cross-selling. Loyal individual customers8 in the High-income segment grew 12.1% YoY. By products, the biggest contributors to fee income growth were collection of mortgage related insurance fees and asset management brokerage fees.

8.	Clients with >4 products plus minimum usage and profitability levels.

Sustained rise in productivity. Efficiency ratio9 40.4%

The Bank’s efficiency ratio reached 40.4% in 2Q17 compared to 43.8% in the same period of last year. Operating expenses grew 3.4% QoQ and 1.4% YoY. The relatively low cost growth, below the YoY variation of the CPI Index, despite the fact that the most of our expenses are adjusted by inflation, is a direct consequence of the various initiatives that the Bank has been implementing to improve commercial productivity and efficiency. Personnel expenses increased 0.1% YoY in 2Q17. The slight increase in personnel expenses is mainly due to the rise in salaries as they are adjusted according to CPI inflation. However, this has been offset by a 5.0% decrease in total headcount in the last twelve months. Administrative expenses decreased 1.1% YoY in 2Q17. The Bank’s digital transformation and new branch formats has led to greater efficiencies enabling the Bank to close 13.2% of the branch network and eliminate 28.6% of our ATMs in the past twelve months.

Core capital10 ratio reached 10.7% as of June 2017.

The Bank’s ROE in 2Q17 reached 20.8% and 20.3% for the first half of the year. The Bank’s Core capital ratio reached 10.7% at the end of 2Q17, 70bp higher than the levels as of June 2016. Compared to 1Q17, core capital levels only descended 20bp, despite the payment of the Bank’s annual dividend in April equivalent to 70% of 2016 earnings. The total BIS ratio11 reached 13.6% as of June 2017. The YoY growth of RWA was 1.0% compared to 2.9% for loans.

9. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.

10. Core capital ratio = Shareholders’ equity divided by risk-weighted assets according to SBIF BIS I definitions.

11. BIS ratio: Regulatory capital divided by RWA.

 Summary of Quarterly Results

(Ch$ Million)

	Quarter			Change%
	2Q17	1Q17	2Q16	2Q17 / 2Q16	2Q17 / 1Q17
Net interest income	344,034	318,575	328,437	4.7%	8.0%
Net fee and commission income	71,838	72,823	63,872	12.5%	(1.4%)
Total financial transactions, net	35,405	36,732	27,861	27.1%	(3.6%)
Provision for loan losses	(76,510)	(73,862)	(83,436)	(8.3%)	3.6%
Operating expenses (excluding Impairment and Other operating expenses)	(174,511)	(168,780)	(172,051)	1.4%	3.4%
Impairment, Other operating income and expenses, net	(19,297)	(5,982)	(27,447)	(29.7%)	222.6%
Operating income	180,959	179,506	137,235	31.9%	0.8%
Net income attributable to shareholders of the Bank	150,436	142,375	116,300	29.4%	5.7%
Net income/share (Ch$)	0.80	0.76	0.62	29.4%	5.3%
Net income/ADR (US$)[1]	0.48	0.46	0.37	29.7%	4.3%
Total loans	27,156,024	27,452,651	26,400,567	2.9%	(1.1%)
Deposits	19,255,177	20,108,828	20,236,094	(4.8%)	(4.2%)
Shareholders’ equity	2,895,250	2,968,491	2,704,685	7.0%	(2.5%)
Net interest margin	4.6%	4.2%	4.6%
Efficiency ratio[2]	40.4%	40.0%	43.8%
Return on equity[3]	20.8%	19.5%	17.1%
NPL / Total loans[4]	2.2%	2.2%	2.1%
Coverage NPLs	136.2%	135.5%	140.5%
Cost of credit[5]	1.1%	1.1%	1.3%
Core Capital ratio[6]	10.7%	10.8%	10.1%
BIS ratio	13.6%	13.7%	13.0%
Branches	406	415	468
ATMs	1,059	1,288	1,484
Employees	11,068	11,229	11,653

1. The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate (Exchange rate for the last trading day of the quarter taken from the Central Bank of Chile) for each period.

2. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.

3. Return on average equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.

4. NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.

5. Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures.

6. Core capital ratio = Shareholders’ equity divided by risk-weighted assets according to SBIF BIS I definitions.

Section 3: YTD Results by reporting segment

Net contribution from business segments rises 31.6% YoY in 6M17

  Year to date results

(Ch$ Million)

	Retail Banking[1]	Middle market[2]	Global corporate banking[3]	Total segments[4]
Net interest income	485,587	131,741	49,739	667,067
Change YoY	8.0%	11.6%	10.4%	8.9%
Net fee and commission income	105,262	18,260	16,543	140,065
Change YoY	11.0%	(4.4%)	23.4%	10.0%
Core revenues	590,849	150,001	66,282	807,132
Change YoY	8.6%	9.4%	13.4%	9.1%
Total financial transactions, net	9,452	6,748	30,689	46,889
Change YoY	(7.8%)	(35.4%)	23.1%	2.8%
Provision for loan losses	(144,936)	(4,983)	1,785	(148,134)
Change YoY	(9.1%)	(57.6%)	(17.1%)	(12.4%)
Net operating profit from business segments[5]	455,365	151,766	98,756	705,887
Change YoY	15.3%	11.8%	15.4%	14.5%
Operating expenses[6]	(260,974)	(46,062)	(29,665)	(336,701)
Change YoY	(0.8%)	2.7%	5.9%	0.2%
Net contribution from business segments	194,391	105,704	69,091	369,186
Change YoY	47.2%	16.2%	20.1%	31.6%

1. Retail consists of individuals and SMEs with annual sales below Ch$2,000 million.

2. Middle-market is made up of companies with annual sales exceeding Ch$2,000 million. It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry with annual sales exceeding Ch$800 million.

3. Global Corporate Banking, GCB: consists of foreign and domestic multinational companies with sales over Ch$10,000 million.

4. Excludes the results from Corporate Activities.

5. Net op. profit is defined as Net interest income + Net fee and commission income + Total financial transactions - provision for loan losses.

6. Operating expenses = personnel expenses +administrative expenses + depreciation.

Net contribution from our business segments rose 31.6% YoY in 6M17 compared to the same period of 2016. These results exclude our Corporate Activities, which include, among other items, the impact of inflation on results, the impact of movements in the exchange rate in our provision expense and the results from our liquidity portfolio.

The net contribution from Retail banking increased 47.2% YoY. Core revenues (net interest income + fees) increased 8.6% YoY driven by improvements in customer loyalty that fueled fee income and a positive evolution of NIMs in the segment. This rise in revenues was furthered leveraged on the 9.1% decrease in provision expenses due to the shift in the loan mix towards the middle-high income segments and larger SMEs and a 0.8% cost reduction as productivity continued to rise.

Net contribution from the Middle-market increased 16.2% YoY in 6M17. Core revenues in this segment grew 9.4%, led by an 11.6% increase in net interest revenue, and a 57.6% decrease in provision for loan losses. This was achieved despite an environment of low loan growth, reflecting this segments focus on non-lending revenues. This was offset by lower financial transactions.

Net contribution from GCB rose 20.1% in 6M17. Core revenues increased 13.4% YoY driven by a 23.4% rise in fees. The Bank’s strength in cash management services and financial advisory fees has driven income in this segment.

Section 4: Loans, funding and capital

Loans

Loan growth slows in the quarter as the Bank remains focused on profitability

Total loans decreased 1.1% QoQ and increased 2.9% YoY in 2Q17. During the quarter, slower economic growth coupled with the Bank’s focus on profitability and risk, temporarily lowered loan growth. As can be observed in Section 3, results from the majority of our business segments were strong as the subdued loan growth was more than compensated with strong client margins, fee income, a lower cost of credit and cost control. We expect loan growth to gain momentum by year-end as the speed of economic growth should also begin to recover.

  Loans by segment

(Ch$ Million)

	Quarter			Change%
	Jun-17	Mar-17	Jun-16	2Q17 / 2Q16	2Q17 / 1Q17
Total loans to individuals[1]	15,005,163	14,950,433	14,269,861	5.2%	0.4%
Consumer loans	4,469,821	4,502,447	4,239,461	5.4%	(0.7%)
Residential mortgage loans	8,861,371	8,747,324	8,321,626	6.5%	1.3%
SMEs	3,719,986	3,722,927	3,538,186	5.1%	(0.1%)
Retail banking	18,725,149	18,673,359	17,808,047	5.1%	0.3%
Middle-market	6,470,422	6,534,707	6,205,673	4.3%	(1.0%)
Global Corporate Banking	1,876,105	2,162,457	2,303,472	(18.6%)	(13.2%)
Total loans[2]	27,156,024	27,452,650	26,400,567	2.9%	(1.1%)

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals.

2. Total loans gross of loan loss allowances. Total loans include other non-segmented loans and includes interbank loans. See Note 3 of the Financial Statements.

Retail banking loans increased 0.3% QoQ and 5.1% YoY. Loans to individuals increased 0.4% QoQ and 5.2% YoY. Consumer loans decreased 0.7% QoQ and increased 5.4% YoY. Mortgage loans increased 1.3% QoQ and 6.5% YoY. Loan growth among middle and high-income earners increased 0.7% QoQ and 6.3% YoY. Meanwhile, in the low end of the consumer market loans decreased 7.2% QoQ and 18.4% YoY. The Bank continued to prioritize growth in less riskier segments in order to maintain healthy asset quality levels in a lower growth environment.

Loans to SMEs decreased 0.1% QoQ and grew 5.1% YoY.  In this segment, the Bank focused on growing the loan book among larger, less riskier SMEs due to risk considerations and also due to the fact that larger SMEs generate higher non-lending revenues.

Loans in the Middle-market decreased 1.0% QoQ and increased 4.3% YoY mainly due to lower demand for loans as the recovery of investment in the Chilean economy has taken longer than expected to rebound. In GCB, loans decreased 13.2% QoQ and 18.6% YoY. Apart from lower demand for loans, the Bank continues to focus on profitability and an efficient allocation of its capital over market share concerns. The results from GCB (See Section 3) were positive in 1H17, despite this lower loan growth. This was due to an increase in non-lending revenues such as cash management, investment banking and treasury services for clients. More than 90% of income in GCB is generated by non-lending sources.

Funding and Liquidity

Rate cut and lower loan growth drives shift of time deposits towards fee generating mutual funds

In the quarter, the Bank focused on lowering its funding costs and optimizing liquidity levels. Lower demand for loans resulted in a spike in the Bank’s liquidity levels. In order to optimize this and to improve funding costs, the Bank lowered its deposits rates in tandem with the lower Central Bank rates. At the same time, the Bank stimulated a greater flow of customer funds to mutual funds, which in a lower rate environment is a more attractive option for clients and which generates higher fee income. As a result, total deposits decreased 4.2% QoQ and 4.8% YoY. On the other hand, Mutual funds brokered by the Bank increased 1.3% QoQ and 14.0% YoY.

   Funding

(Ch$ Million)

	Quarter			Change%
	Jun-17	Mar-17	Jun-16	2Q17 / 2Q16	2Q17 / 1Q17
Demand deposits	7,195,893	7,408,618	7,238,303	(0.6%)	(2.9%)
Time deposits	12,059,284	12,700,210	12,997,791	(7.2%)	(5.0%)
Total Deposits	19,255,177	20,108,828	20,236,094	(4.8%)	(4.2%)
Mutual Funds brokered[1]	5,562,941	5,489,733	4,881,450	14.0%	1.3%
Bonds	7,045,748	7,411,645	6,369,956	10.6%	(4.9%)
Adjusted loans to deposit ratio[2]	100.3%	95.7%	95.1%
LCR [3]	123.1%	158.3%	135.2%
NSFR [4]	102.9%	106.7%	106.4%

1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.

2. Ratio =(Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + demand deposits). The Bank’s mortgage loans are mainly fixed-rate long-term loans that we mainly finance with matching long-term funding and not with short-term deposits. For this reason, to calculate this ratio, we subtract residential mortgage loans in the numerator of our ratio.

3. Liquidity Coverage Ratio calculated according to ECB rules. Chilean LCR ratios are still under construction.

4. Net Stable Funding Ratio calculated using internal methodology. Chilean LCR ratios are still under construction.

This strategy permitted the Bank to improve margins (See Section 5-Net interest income), while maintaining healthy and more efficient liquidity ratios. Both the LCR and NSFR ratios remained above 100%.

12. Corresponds to interest expense paid on time deposits divided by average balance of time deposits

Shareholders’ equity and regulatory capital

ROAE13 surpasses 20% in 1H17. Core Capital ratio at 10.7%.

   Equity

  (Ch$ Million)

	Quarter			Change%
	Jun-17	Mar-17	Jun-16	2Q17 / 2Q16	2Q17 / 1Q17
Capital	891,303	891,303	891,303	—%	—%
Reserves	1,781,817	1,640,112	1,640,112	8.6%	8.6%
Valuation adjustment	17,162	6,763	4,053	323.4%	153.8%
Retained Earnings:
Retained earnings prior periods	—	472,351	—	—%	—%
Income for the period	292,811	142,375	241,739	21.1%	105.7%
Provision for mandatory dividend	(87,843)	(184,413)	(72,522)	21.1%	(52.4%)
Equity attributable to equity holders of the Bank	2,895,250	2,968,491	2,704,685	7.0%	(2.5%)
Non-controlling interest	30,058	29,987	31,021	(3.1%)	0.2%
Total Equity	2,925,308	2,998,478	2,735,706	6.9%	(2.4%)
Quarterly ROAE	20.8%	19.5%	17.1%
YTD ROAE	20.3%	19.5%	17.7%

Shareholders’ equity totaled Ch$2,895,250 million as of June 30, 2017. The Bank’s ROAE in 2Q17 reached 20.8% and 20.3% for the first half of the year. The Bank’s Core capital ratio14 reached 10.7% at the end of 2Q17, 70bp higher than the levels as of June 2016. Compared to 1Q17, core capital levels only descended 20bp, despite the payment of the Bank’s annual dividend in April equivalent to 70% of 2016 earnings. The total BIS ratio15 reached 13.6% as of June 2017. The YoY growth of RWA was 1.0% compared to 2.9% for loans.

Another important development in the quarter was the publication of the new Banking Law, which was sent to Congress. In Annex 1 we provide further detail.

   Capital Adequacy

  (Ch$ Million)

	Quarter			Change%
	Jun-17	Mar-17	Jun-16	2Q17 / 2Q16	2Q17 / 1Q17
Tier I (Core Capital)	2,895,250	2,968,491	2,704,685	7.0%	(2.5%)
Tier II	799,032	792,549	781,772	2.2%	0.8%
Regulatory capital	3,694,282	3,761,040	3,486,457	6.0%	(1.8%)
Risk weighted assets	27,133,274	27,492,643	26,876,727	1.0%	(1.3%)
Tier I (Core Capital) ratio	10.7%	10.8%	10.1%
BIS ratio	13.6%	13.7%	13.0%

13 Return on average equity

14. Core Capital ratio = Shareholders’ equity divided by Risk-weighted Assets (RWA) according to SBIF BIS I definitions.

15. BIS ratio: Regulatory capital divided by RWA.

Section 5: Analysis of quarterly income statement

Net interest income

Total NIM rises to 4.6% in2Q17 driven by a rise in Client NIMs to 5.0%.

In 2Q17, Net interest income, NII, increased 8.0% QoQ and 4.7% YoY. The Net interest margin, NIM reached 4.6% compared to 4.2% in 1Q17 and 4.6% in 2Q16. It is important to point out that despite a lower UF inflation in 2Q17 compared to 2Q16 (0.7% compared to 0.9%), the Bank managed to sustain NIMs as a result of strong client NIMs and an effective management of our inflation gap. In order to improve the explanation of margins, we have divided the analysis of Net interest income between Client net interest income and Non-client net interest income16.

  Net Interest Income / Margin (Ch$ Million)

	Quarter			Change%
	2Q17	1Q17	2Q16	2Q17 / 2Q16	2Q17 / 1Q17
Net interest income from business segments	338,393	328,674	303,718	11.4%	3.0%
Non-client net interest income	5,641	(10,099)	24,717	(77.2%)	—%
Net interest income	344,034	318,575	328,437	4.7%	8.0%
Average interest-earning assets	29,917,800	30,381,349	28,628,066	4.5%	(1.5%)
Average loans from reporting segments[1]	27,036,649	27,246,674	25,980,829	4.1%	(0.8%)
Avg. net gap in inflation indexed (UF) instruments[2]	4,183,995	4,350,466	4,765,626	(12.2%)	(3.8%)
Interest earning asset yield[3]	7.4%	6.9%	7.8%
Cost of funds[4]	2.8%	2.8%	3.3%
Client net interest margin[5]	5.0%	4.8%	4.7%
Net interest margin (NIM) [6]	4.6%	4.2%	4.6%
Quarterly inflation rate[7]	0.7%	0.5%	0.9%
Central Bank reference rate	2.5%	3.0%	3.5%

1. Average loans from business segments. Excludes loans not assigned to any business segment

2. The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed unit.

3. Interest income divided by average interest earning assets.

4. Interest expense divided by sum of average interest bearing liabilities and demand deposits.

5. Annualized Net interest income from business segments divided by average loans.

6. Annualized Net interest income divided by average interest earning assets.

7. Inflation measured as the variation of the Unidad de Fomento in the quarter.

Client NII. In 2Q17, Net interest income from our business segments (Client NII) increased 3.0% QoQ and 11.4% YoY. Average loans from reporting segments decreased 0.8% QoQ and increased 4.1% YoY. Client NIMs (defined as Client NII divided by average loans), which excludes the impact of inflation and the ALCO’s liquidity portfolio, rose to 5.0% in 2Q17 compared to 4.8% in 1Q17 and 4.7% in 2Q16. The Bank has managed to gradually improve client NIMs by increasing the retail loan book and specifically in the quarter, lower funding.

16. Client Net interest income: NII from the Bank’s reporting segments that includes NII from the Retail, Middle-market and GCB segments. Non-client NII: NII from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, NII from the available for sale portfolio and the interest expense to fund the Bank’s trading investment portfolio. The interest from the Bank’s financial investments classified as trading are recognized as Financial transactions net.

Non-client NII. The variation of the Unidad de Fomento (an inflation indexed currency unit or UF) in 2Q17 reached 0.7% compared to 0.5% in 1Q17 and 0.9% in 2Q16. The Bank has more assets than liabilities linked to inflation and, as a result, margins go up when inflation accelerates and vice-versa. Currently our sensitivity to a 100 bp shift in inflation is approximately 15bp of NIM. On a QoQ basis, the rise in non-client net interest income is due to the higher inflation rate in 2Q17 compared to 1Q17. Compared to 2Q16 non-client net interest income decreased 77.2% due to the lower inflation rate between those two periods. It is important to note that despite a lower UF inflation in 2Q17 compared to 2Q16, the Bank managed to sustain total NIMs as a result of: (i) strong client NIMs, as mentioned above driven by the cut in the Central Bank’s reference rate to 2.5% in the quarter. The Bank’s liabilities, mainly time deposits, have a shorter duration than assets, so a 100bp average yearly fall in short-term interest rates should result in an approximately 12bp rise in NIMs. Therefore, deposit costs should continue to fall as the lower rate environment is absorbed and; (iii) normalization of our liquidity levels by lowering the amount of low yielding interest earning assets and positioning the Bank’s balance sheet to benefit from a falling interest rate environment.

Going forward, Client NIMs should remain stable at current levels. On the other hand, the UF inflation rate in 3Q17 should be close to 0% and total UF inflation in 2017 should reach approximately 2%, so total NIMs should temporarily come down in 3Q17. This will be partially offset by lower funding costs.

Asset quality and provision for loan losses

Stable asset quality indicators in the quarter. Cost of credit at 1.1%

In general asset quality indicators remained stable in the quarter. On the one hand the NPL ratio remained at 2.2% in 2Q17 compared to 2.2% in 1Q17 and 2.1% in 2Q16, in line with the Bank’s loan growth strategy of steering away from the low end of the consumer market. Similarly, the Bank’s Expected loss ratio or Risk index, measured as Loan Loss Allowances (LLA) over total loans also remained stable at 2.9% as of June 2017. As economic growth remained sluggish in the quarter there was some minor deterioration of the impaired loan ratio from 6.1% as of March 2017 to 6.3% as of June 2017.

  Provision for loan losses (Ch$ Million)

	Quarter			Change%
	2Q17	1Q17	2Q16	2Q17 / 2Q16		2Q17 / 1Q17
Gross provisions	(49,898)	(43,056)	(54,187)	(7.9%)		15.9%
Charge-offs[1]	(47,379)	(50,124)	(50,535)	(6.2%)		(5.5%)
Gross provisions and charge-offs	(97,277)	(93,180)	(104,722)	(7.1%)		4.4%
Loan loss recoveries	20,767	19,318	21,286	(2.4%)		7.5%
Provision for loan losses	(76,510)	(73,862)	(83,436)	(8.3%)		3.6%
Cost of credit[2]	1.1%	1.1%	1.3%	-12	bp	+4	bp
Total loans[3]	27,156,024	27,452,651	26,400,567	2.9%		(1.1%)
Total Loan loss allowances (LLAs)	(799,442)	(806,005)	(795,405)	0.5%		(0.8%)
Non-performing loans[4] (NPLs)	587,107	594,855	566,177	3.7%		(1.3%)
NPLs consumer loans	90,524	106,597	88,991	1.7%		(15.1%)
NPLs commercial loans	338,728	327,342	318,324	6.4%		3.5%
NPLs residential mortgage loans	157,855	160,916	158,862	(0.6%)		(1.9%)
Impaired loans[5]	1,705,257	1,667,145	1,645,082	3.7%		2.3%
Impaired consumer loans	309,040	299,071	278,756	10.9%		3.3%
Impaired commercial loans	966,085	951,514	953,733	1.3%		1.5%
Impaired residential mortgage loans	430,132	416,560	412,593	4.3%		3.3%
Expected loss ratio[6] (LLA / Total loans)	2.9%	2.9%	3.0%
NPL / Total loans	2.2%	2.2%	2.1%
NPL / consumer loans	2.0%	2.4%	2.1%
NPL / commercial loans	2.5%	2.4%	2.3%
NPL / residential mortgage loans	1.8%	1.8%	1.9%
Impaired loans / total loans	6.3%	6.1%	6.2%
Impaired consumer loan ratio	6.9%	6.6%	6.6%
Impaired commercial loan ratio	7.1%	6.9%	7.0%
Impaired mortgage loan ratio	4.9%	4.8%	5.0%
Coverage of NPLs[7]	136.2%	135.5%	140.5%
Coverage of NPLs non-mortgage[8]	172.4%	172.1%	179.2%
Coverage of consumer NPLs	328.8%	282.0%	306.7%
Coverage of commercial NPLs	130.6%	136.3%	143.6%
Coverage of mortgage NPLs	37.5%	36.8%	41.0%

1. Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.

2. Annualized provision for loan losses / quarterly average total loans. Averages are calculated using monthly figures.

3. Includes interbank loans.

4. Total outstanding gross amount of loans with at least one installment 90 days or more overdue.

5. Include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one NPL (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.

6. LLA / Total loans. Measures the percentage of loans that banks must provision for given their internal models and the SBIF’s guidelines.

7. LLA / NPLs.

8. LLA of commercial and consumer loans / NPLs of commercial and consumer loans.

Provision for loan losses increased 3.6% QoQ and decreased 8.3% YoY. The cost of credit in the quarter was 1.1% compared to 1.1% in 1Q17 and 1.3% in 2Q16. On a QoQ basis, the slight increase in impaired loans drove the rise in provision for loan losses. On a YoY basis, the change in the loan mix continues to be the main force driving down our cost of credit. As a result of the lower cost of credit and the stable Client spreads, Client NIMs, net of risk increased 50bp in 2Q17 compared to 2Q16.

  Provision for loan losses

(Ch$ Million)

By product provision for loan losses was as follows:

	Quarter			Change%
	2Q17	1Q17	2Q16	2Q17 / 2Q16	2Q17 / 1Q17
Consumer loans	(47,754)	(51,860)	(51,819)	(7.8%)	(7.9%)
Commercial loans[1]	(26,313)	(21,332)	(35,889)	(26.7%)	23.3%
Residential mortgage loans	(2,443)	(670)	4,272	(157.2%)	264.6%
Provision for loan losses	(76,510)	(73,862)	(83,436)	(8.3%)	3.6%

1.	Includes provision for loan losses for contingent loans.

Provisions for loan losses for consumer loans decreased 7.9% QoQ and 7.8% YoY. As mentioned in previous earnings reports, the Bank has been enforcing a strategy of lowering its exposure to the low-end of the consumer loan market and this continues to be the main driving force in the reduction in provision for loan losses in the consumer loan book. At the same time, the consumer loans entering NPL status already have a high coverage ratio and, therefore, the cost of credit for consumer loans did not rise in the quarter. Consumer NPLs reached 2.0% as of June 2017 compared to 2.4% in 1Q17 and 2.1% as of June 2016. The impaired consumer loan ratio, increased from 6.6% as of March 2017 to 6.9% as of June 2017 as the Bank saw a rise in early impaired loans status in line with a weakening job market. Going forward, this could generate a slight rise in the cost of credit for consumer loans, but still within the ranges of our initial guidance. The coverage ratio of consumer loans reached 328.8% as of June 2017.

Provisions for loan losses for commercial loans increased 23.3% QoQ and decreased 26.7% YoY. The QoQ increase was mainly due to high levels of provisions in the SME and Middle-market. Compared to 2Q16, the lower provision expense was due to the abnormally high level of charge-offs recognized in the Middle-market last year. The commercial NPL ratio reached 2.5% in 2Q17 compared to 2.4% in 1Q17 and 2.3% in 2Q16. The Coverage ratio of commercial NPLs reached 130.6% as of June 2017.

Provisions for loan losses for residential mortgage loans totaled a loss of Ch$2,443 million in the quarter. The Impaired mortgage loan ratio reached 4.9% in 2Q17, 10bp higher QoQ and 10bp lower on a YoY comparison. The NPL ratio of mortgage loan was stable at 1.8%. The Coverage ratio of mortgage NPLs reached 37.5% as of June 2017. Below we have also included a graph with the evolution of the loan-to-value (LTV) of our mortgage loans of the incoming loans.

Net fee and commission income

Greater customer loyalty & satisfaction fueling solid fee growth

In 2Q17 fee income decreased 1.4% QoQ and increased 12.5% YoY. In retail banking, fees increased 1.7% QoQ and 8.1% YoY, mainly driven by rising client loyalty and cross-selling, as well as greater fees from asset management brokerage. Loyal individual customers (clients with >4 products plus minimum usage and profitability levels) in the High-income segment grew 12.1% YoY. Among Mid-income earners, loyal customers increased 3.4% YoY. By products, the biggest contributors to fee income growth were collection of mortgage related insurance fees and asset management brokerage fees.

  Fee Income by client segment

(Ch$ Million)

	Quarter			Change%
	2Q17	1Q17	2Q16	2Q17 / 2Q16	2Q17 / 1Q17
Retail banking[1]	53,087	52,175	49,123	8.1%	1.7%
Middle-market	9,117	9,143	9,736	(6.4%)	(0.3%)
Global corporate banking	5,901	10,642	6,321	(6.6%)	(44.5%)
Others	3,733	863	(1,308)	—%	—%
Total	71,838	72,823	63,872	12.5%	(1.4%)

Includes fees to individuals and SMEs.

Fees in the Middle-market were flat QoQ and decreased 6.4% YoY as this segment is the most sensitive to the lower economic growth. This was compensated by the rise in customer loyalty in this segment. Loyal Middle-market and SME clients grew 10.3% YoY.

Fee in GCB fell in the quarter the Bank, but still grew 23.4% in 1H17. Fees in this segment are deal driven and, therefore, tend to be vary significantly from quarter to quarter. The strength of the Bank in providing value added non-lending services, such as cash management and financial advisory services should continue to drive fee income in this segment.

1. Loyal high income and middle income customers with 4 products plus a minimum profitability level and a minimum usage indicator. all differentiated by segment. SME + Middle-market cross-selling differentiated by client size using a point system that depends on number of products, usage of products and income net of risk.

By products, the evolution of fees was as follows:

  Fee Income by product

(Ch$ Million)

	Quarter			Change%
	2Q17	1Q17	2Q16	2Q17 / 2Q16	2Q17 / 1Q17
Credit, debit & ATM card fees	14,084	14,690	14,428	(2.4%)	(4.1%)
Asset management	10,831	10,081	9,240	17.2%	7.4%
Insurance brokerage	9,209	10,057	9,847	(6.5%)	(8.4%)
Guarantees, pledges and other contingent op.	8,722	9,488	8,696	0.3%	(8.1%)
Collection fees	13,455	8,926	7,836	71.7%	50.7%
Checking accounts	7,802	7,920	7,953	(1.9%)	(1.5%)
Brokerage and custody of securities	2,308	2,200	1,990	16.0%	4.9%
Other	5,427	9,461	3,882	39.8%	(42.6%)
Total fees	71,838	72,823	63,872	12.5%	(1.4%)

Total financial transactions, net

Results from Total financial transactions, net was a gain of Ch$35,405 million in 2Q17, decreasing 3.6% QoQ and increasing 27.1% YoY. It is important to point out that the Bank does not run a significant foreign currency gap. The Bank’s spot position in foreign currency is hedged with derivatives that are either considered trading derivatives or hedge accounting derivatives. Derivatives that are considered trading are marked-to-market in net income from financial operations. Hedge accounting derivatives are mark-to-market together with the hedged item in net foreign exchange results. This distorts these line items, especially in periods of a strong appreciation or depreciation of the exchange rate.

  Total financial transactions, net

(Ch$ Million)

	Quarter			Change%
	2Q17	1Q17	2Q16	2Q17 / 2Q16	2Q17 / 1Q17
Net income (expense) from financial operations[1]	3,623	1,276	45,706	(92.1%)	183.9%
Net foreign exchange gain[2]	31,782	35,456	(17,846)	—%	(10.4%)
Total financial transactions, net	35,405	36,732	27,860	27.1%	(3.6%)

1. These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Trading investments, gains or losses from the sale of charged-off loans and the realized gains (loss) or mark-to-market of derivatives.

2. The results recorded as Foreign exchange gain mainly include the translation gains or losses of assets and liabilities denominated in foreign currency as well as from our hedge accounting derivatives.

In order to understand more clearly these line items, we present them by business area in the following table:

   Total financial transactions, net by business

(Ch$ Million)

	Quarter			Change%
	2Q17	1Q17	2Q16	2Q17 / 2Q16	2Q17 / 1Q17
Client treasury services	21,803	23,569	26,121	(16.5%)	(7.5%)
Non client treasury income[1]	13,602	13,163	1,739	682.1%	3.3%
Total financ. transactions, net	35,405	36,732	27,860	27.1%	(3.6%)

1. Non client treasury income. These results include the income from sale of loans, including charged-off loans, interest income and the mark-to-market of the Bank’s trading portfolio, realized gains from the Bank’s available for sale portfolio and other results from our Financial Management Division.

Client treasury services revenues fell 7.5% QoQ and 16.5% YoY. This movement of client treasury revenues, which usually makes up the bulk of our treasuring income, reflects the demand on behalf of clients for treasury products mainly for their hedging needs. Given the lower market volatility in the quarter, demand for treasury products declined. Overall, the Bank has had a good first semester in Debt Capital Markets that has also led to cross-selling of products in our market making business, which is reflected as client treasury income. In the second quarter, the level of activity decreased, which is also reflected in client treasury income.

Non-client treasury revenues increased 3.3% QoQ and 682.1% YoY. Falling local interest rates produced positive mark-to-market gains from our liquidity fixed income portfolios in the quarter. As a reminder, 2Q16 results included an abnormally high charge recognized for the credit value adjustment (CVA) of the derivatives portfolio, following the Brexit vote. CVA is an estimation of the market value of counterparty credit risk embedded in derivatives.

16

Operating expenses and efficiency

Efficiency ratio improves to 40.2% in 1H17. Sustained rise in productivity

The Bank’s efficiency ratio reached 40.2% in 1H17 compared to 42.7% in the same period of last year. Operating expenses, excluding Impairment and Other operating expenses, increased 3.4% QoQ and 1.4% YoY. The relatively low cost growth, below the YoY variation of the CPI Index despite the fact that the most of our expenses are adjusted by inflation, is a direct consequence of the various initiatives that the Bank has been implementing to improve commercial productivity and efficiency. The success of our on-going digital and branch transformation is resulting in higher labor productivity.

   Operating expenses

(Ch$ Million)

	Quarter			Change%
	2Q17	1Q17	2Q16	2Q17 / 2Q16		2Q17 / 1Q17
Personnel salaries and expenses	(101,350)	(92,676)	(101,217)	0.1%		9.4%
Administrative expenses	(54,383)	(58,482)	(54,991)	(1.1%)		(7.0%)
Depreciation & amortization	(18,778)	(17,622)	(15,843)	18.5%		6.6%
Operating expenses[1]	(174,511)	(168,780)	(172,051)	1.4%		3.4%
Impairment of property, plant and equipment	(165)	(184)	(49)	239.5%		(10.3%)
Branches	406	415	468	(13.2%)		(2.2%)
Standard	264	272	278	(5.0%)		(0.4%)
WorkCafé	7	6	—	—%		16.7%
Middle-market centers	8	8	8	—%		—%
Select	53	53	54	(1.9%)		—%
Banefe & other payment centers	74	83	128	(42.2%)		(10.8%)
ATMs	1,059	1,279	1,484	(28.6%)		(17.2%)
Employees	11,068	11,229	11,653	(5.0%)		(1.4%)
Efficiency ratio[2]	40.4%	40.0%	43.8%	-342	bp	+42	bp
YTD Efficiency ratio[2]	40.2%	40.0%	42.7%	-251	bp	+21bp 21
Volumes per branch (Ch$mn)[3]	114,313	114,606	99,651	14.7%		(0.3%)
Volumes per employee (Ch$mn)[4]	4,193	4,236	4,002	4.8%		(1.0%)
YTD Cost / Assets[5]	1.9%	1.8%	1.9%	-3	bp	6	bp

1. Excluding Impairment and Other operating expenses.

2. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.

3. Loans + deposits over total branches.

4. Loans + deposits over total employees.

5. Operating expenses as defined in footnote 1 above, annualized / Total assets.

Personnel expenses increased 0.1% YoY in 2Q17. The slight increase in personnel expenses is mainly due to the rise in salaries as they are adjusted according to CPI inflation. However this has been offset by a 5.0% decrease in total headcount in the last twelve months while total volumes (loans plus deposits) per branch increased 14.7% YoY and total volumes per employee increased 4.8% YoY.

17

Administrative expenses decreased 1.1% YoY in 2Q17. The Bank’s digital transformation and new branch formats are starting to sustain productivity gains and improved customer satisfaction. Therefore, the Bank has been reducing the branch network, closing 62 branches in the last year, mainly in the Santander Banefe segment. In total, in the last twelve months, 13.2% of the Bank’s branch network was closed and the Bank also continued to remove money losing ATMs eliminating 28.6% of our ATMs. An increase in transactions through channels such as internet, mobile and phone banking have replaced this. We have transformed a total of 7 branches into our new WorkCafé format that is significantly more productive than a traditional branch. At the same time, we continue to re-model the standard branches to a new multi-segment format that is also more efficient in terms of back office and use of space, resulting in a significant reduction of the branch network. The effectiveness of the Bank’s CRM has also increased productivity, as well as the implementation of other digital initiatives.

1 Volumes= Loans+ Deposits

Amortization expenses increased 18.5% YoY. This rise was mainly due to the investment in software and digital banking the Bank is carrying out as part of our plan to improve productivity and efficiency.

18

Other operating income, net & corporate tax

Other operating income, net, totaled an expense of Ch$19,132 million in 2Q17, an net loss increase of 230.0% compared to 1Q17 which is mainly explained by the one-time charge of Ch$12 billion related to severance expenses as part of the Bank’s efforts to control costs. A similar charge was recognized in 2Q16. Compared to 2Q16, Other operating income increase by 248% due to the liberation of provisions for contingencies in the period.

   Other operating income, net and corporate tax

(Ch$ Million)

	Quarter			Change%
	2Q17	1Q17	2Q16	2Q17 / 2Q16	2Q17 / 1Q17
Other operating income	16,049	13,019	4,611	248.0%	23.3%
Other operating expenses	(35,181)	(18,817)	(32,010)	9.9%	87.0%
Other operating income, net	(19,132)	(5,798)	(27,399)	(30.2%)	230.0%
Income from investments in associates and other companies	885	720	641	38.2%	22.9%
Income tax income (expense)	(31,143)	(37,208)	(21,114)	47.5%	(16.3%)
Effective income tax rate	17.1%	20.6%	15.3%

Income tax expenses in 2Q17 totaled Ch$31,143 million, a decrease of 16.3% compared to 1Q17 and an increase of 47.5% compared to 2Q16. On a QoQ basis, the lower effective tax rate is a seasonal effect mainly due to the deduction of real estate taxes paid on assets for leasing, which usually occurs in 2Q. In 1H17, the Bank paid an effective tax rate of 18.9% compared to 17.3% in 1H16. The rise in the effective tax rate was mainly due to: (i) the higher statutory tax rate. The statutory corporate tax rate in 2017 increased to 25.5% compared to 24.0% in 2016 and; (ii) the lower CPI inflation rate in 1H17 (+1.2%) compared to 1H16 (+1.7%), which results in a lower price level restatement charge to taxable income, since for tax purposes, the Bank must readjust its capital for inflation. The Bank’s effective tax rate should be approximately 20%-21% in 2017. The statutory corporate tax rate will rise again to 27.0% in 2018.

   YTD income tax1

(Ch$ Million)

	Quarter		Change%
	6M17	6M16	6M17 / 6M16
Net income before tax	362,062	293,578	23.3%
Price level restatement of capital[2]	(13,571)	(14,960)	(9.3%)
Net income before tax adjusted for price level restatement	348,491	278,618	25.1%
Statutory Tax rate	25,5%	24,0%
Income tax expense at Statutory rate	(92,326)	(70,459)	31.0%
Tax benefits[3]	23,975	19,683	21.8%
Income tax	(68,351)	(50,776)	34.6%
Effective tax rate	18.9%	17.3%

1. This table is for informational purposes only. Please refer to note 12 in our interim financials for more details.

2. For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied over net income before tax adjusted for price level restatement.

3. Mainly includes income tax credits from property taxes paid on leased assets as well as the impact from fluctuations in deferred tax assets and liabilities.

19

Section 6: Credit risk ratings

International ratings

The Bank has credit ratings from three leading international agencies. Following the reduction in Chile’s sovereign rating from AA- to A+, S6P placed the Bank’s ratings on credit watch negative.

Moody’s	Rating
Bank Deposit	Aa3/P-1
Baseline Credit Assessment	a2
Adjusted Baseline Credit Assessment	a2
Senior Unsecured	Aa3
Commercial Paper	P-1
Outlook	Stable

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1
Outlook	Negative

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	a+
Outlook	Negative

Local ratings

Our local ratings are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

20

Section 7: Share performance

As of June 30, 2017

Ownership Structure:

Total Shareholder Return
Santander ADR vs. SP500 (Base 100 = 12/31/2016)

ADR price (US$) 1H17

6/30/17:	25.41
Maximum (6M17):	25.52
Minimum (6M17):	21.36

Market Capitalization: US$11,971 million

P/E 12month trailing*:	16.2
P/BV (3/31/16)**:	2.7
Dividend yield***:	4.5%

* Price as of June 30, 2017 / 12mth. earnings

** Price as of June 30, 2017/Book value as of 6/30/17

***Based on closing price on record date of last dividend payment.

Average daily traded volumes 1H17 US$ million

Total Shareholder Return
Santander vs IPSA Index (Base 100 = 12/31/2016)

Local share price (Ch$) 1H17

6/30/17:	42.24
Maximum (6M17):	42.38
Minimum (6M17):	34.65

Dividends:

Year paid	Ch$/share	% of previous year’s earnings
2014:	1.41	60%
2015:	1.75	60%
2016:	1.79	75%
2017:	1.75	70%

21

Annex 1: New Banking Law

Banking Law reform bill sent to Congress for discussion in June 2017

In June 2017, the government sent to Congress for discussion a bill to reform the current General Banking Law. The bill proposes the following main changes: i) the creation of a new regulatory body for the financial system; ii) new capital regulation for banks in Chile in line with Basel III standards. The bill also proposes changes in the mechanism to intervene and manage banks under stress or that do not comply with regulation adding to existing options such as Capitalization by the Financial System and Preventive Capitalization. It also increases government guarantees for deposits and sets forth greater demands on bank’s board members.

New regulatory entity

The proposed bill recognizes as the new regulatory entity the newly created Financial Market Commission (FMC), which was approved earlier this year in Law #21,000. The FMC will be the new supervisor for the Chilean financial system overseeing insurance companies, companies with publicly traded securities, credit unions, credit card and prepaid card issuers, and banks. All current SBIF attributions will be transferred to the FMC.

The FMC will be ruled by a five member board, one of which act as a Chairman. The board’s responsibilities include regulation, sanctioning and the definition of general supervision policies. In addition there will be a prosecutor in charge of investigations and the Chairman will be responsible for supervision. The FMC will act in coordination with the Chilean Central Bank (BCCh).

Capital regulation

Minimum capital requirements will increase in terms of amount and quality. Total Regulatory Capital remains at 8% of risk weighted assets (RWA). Minimum Tier 1 capital increases from 4.5% to 6% of RWA, of which up to 1.5% may be Additional Tier 1 (AT1). The latter can be fulfilled with preferred shares or perpetual bonds, both of which may be convertible to common equity. The FMC will establish the conditions and requirements for the issuance of perpetual bonds and preferred equity. Tier 2 capital will be set at 2% of RWA.

Additional capital demands are incorporated through a Conservation Buffer of 2.5% of RWA that sets a Total Equity Requirement of 10.5% of RWA. As well, the BCCh may set an additional Counter Cyclical Buffer of up to 2.5% of RWA with agreement from the FMC. Both buffers must be comprised of core capital. The FMC, with agreement from the BCCh, may impose additional capital requirements for Systemically Important Banks (SIB) of between 1-3.5% of RWA. The FMC will have to establish the criteria to assess which banks are considered as SIBs.

The proposed bill also incorporates a Pilar II capital requirement created with the objective of assuring an adequate management of risk. The FMC will have the power to impose an additional regulatory capital demand of up to 4% of RWA, either Tier I or Tier II, if it esteems that the previous capital levels and buffers are not enough for a financial institution.

The following table sets forth the new proposed capital requirements in comparison to Basel III standards and current Chilean regulation:

22

   Capital requirements: Basel III, current GBL and new proposed requirements

(% over risk weighted assets)

Capital categories	Basel III	Current Law	Proposed Bill
(1) Total Tier 1 Capital (2+3)	6	4.5	6
(2) Basic Capital	4.5	4.5	4.5
(3) Additional Tier 1 Capital (AT1)	1.5	—	1.5
(4) Tier 2 Capital	2	3.5	2
(5) Total Regulatory Capital (1+4)	8	8	8
(6) Conservation Buffer	2.5	2% over effective equity in order to be classified in Category A solvency.	2.5
(7) Total Equity Requirement (5+6)	10.5	8	10.5
(8) Counter Cyclical Buffer	up to 2.5	—	up to 2.5
(9) SIB* Requirement	Between 1 - 3.5	Up to 6% in case of a merger	Between 1 - 3.5

* Systemically Important Banks

The FMC will establish weightings for RWA as a separate regulation based on the implementation of standard models, subject to agreement from the BCCh. The FMC will have until December 31 of the next year in which the bill is passed to establish the weightings. However, banks will be allowed to use internal models to define RWA, subject to approval from the FMC with agreement from the BCCh. In this case, calculated requirements will have to be within the limits set by the FMC.

Compliance with the new capital requirements will have a phase-in period with full compliance by 2024 (subject to further discussions in Congress). The following table sets forth an estimated phase-in period calendar, assuming the proposed bill is passed in 2017.

   Phase-in*: new capital requirements

(% over risk weighted assets, all dates as of December 31)

	2017	2018	2019	2020	2021	2022	2023	2024
(1) Tier 1 (2+3)	4.5	4.5	4.75	5	5.25	5.5	5.75	6
(2) Basic Capital	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5
(3) AT1	0	0	0.25	0.5	0.75	1	1.25	1.5
(4) Tier 2	3.5	3.5	3.25	3	2.75	2.5	2.25	2
(5) Regulatory Capital (1+4)	8	8	8	8	8	8	8	8
(6) Conservation Buffer	0	0.36	0.71	1.07	1.43	1.79	2.14	2.5
(7) Total Equity Requirement (5+6)	8	8.36	8.71	9.07	9.43	9.79	10.14	10.5
(8) Counter Cyclical Buffer	0				up to 2.5
(9) SIB* Requirement	0				Between 1 – 3.5
(10) Pilar II requirement (FMC)					up to 4

* Assuming the proposed bill is passed in 2017.

23

Annex 2: Balance sheet

   Unaudited Balance Sheet

	Jun-17	Jun-17	Dec-16	Jun-16	Jun-17/Dec16	Jun-17/Jun-16
	US$ Ths[1]	Ch$ Million			% Chg.
Cash and deposits in banks	2,024,771	1,344,043	2,279,389	2,164,211	(41.0%)	(37.9%)
Cash items in process of collection	646,635	429,236	495,283	773,774	(13.3%)	(44.5%)
Trading investments	1,055,038	700,334	396,987	387,554	76.4%	80.7%
Investments under resale agreements	—	—	6,736	8,168	—%	(100.0%)
Financial derivative contracts	3,337,834	2,215,654	2,500,782	3,001,807	(11.4%)	(26.2%)
Interbank loans, net	354,794	235,512	272,635	236,345	(13.6%)	(0.4%)
Loans and account receivables from customers, net	39,350,813	26,121,070	26,113,485	25,368,817	0.0%	3.0%
Available for sale investments	3,268,823	2,169,845	3,388,906	2,391,465	(36.0%)	(9.3%)
Held-to-maturity investments	—	—	—	—	—%	—%
Investments in associates and other companies	37,932	25,179	23,780	22,254	5.9%	13.1%
Intangible assets	89,399	59,343	58,085	55,564	2.2%	6.8%
Property, plant and equipment	369,236	245,099	257,379	233,066	(4.8%)	5.2%
Current taxes	8,992	5,969	—	—	—%	—%
Deferred taxes	545,253	361,939	372,699	337,915	(2.9%)	7.1%
Other assets	1,345,597	893,207	840,499	1,142,827	6.3%	(21.8%)
Total Assets	52,435,116	34,806,430	37,006,645	36,123,767	(5.9%)	(3.6%)

Deposits and other demand liabilities	10,840,453	7,195,893	7,539,315	7,238,303	(4.6%)	(0.6%)
Cash items in process of being cleared	389,355	258,454	288,473	529,784	(10.4%)	(51.2%)
Obligations under repurchase agreements	219,298	145,570	212,437	31,005	(31.5%)	369.5%
Time deposits and other time liabilities	18,167,044	12,059,284	13,151,709	12,997,791	(8.3%)	(7.2%)
Financial derivatives contracts	3,104,307	2,060,639	2,292,161	2,848,418	(10.1%)	(27.7%)
Interbank borrowings	2,758,144	1,830,856	1,916,368	1,952,761	(4.5%)	(6.2%)
Issued debt instruments	10,614,263	7,045,748	7,326,372	6,369,956	(3.8%)	10.6%
Other financial liabilities	368,518	244,622	240,016	216,741	1.9%	12.9%
Current taxes	—	—	29,294	4,796	—%)	—%)
Deferred taxes	12,510	8,304	7,686	11,136	8.0%	(25.4%)
Provisions	359,696	238,766	308,982	223,799	(22.7%)	6.7%
Other liabilities	1,194,616	792,986	795,785	963,571	(0.4%)	(17.7%)
Total Liabilities	48,028,204	31,881,122	34,108,598	33,388,061	(6.5%)	(4.5%)

Equity
Capital	1,342,728	891,303	891,303	891,303	—%	—%
Reserves	2,684,269	1,781,817	1,640,112	1,640,112	—%	8.6%
Valuation adjustments	25,853	17,162	6,640	4,053	—%	323.4%
Retained Earnings:
Retained earnings from prior years	—	—	—	—	—%	—%
Income for the period	441,113	292,811	472,351	241,739	(38.0%)	21.1%
Minus: Provision for mandatory dividends	(132,334)	(87,843)	(141,700)	(72,522)	(38.0%)	21.1%
Total Shareholders’ Equity	4,361,630	2,895,250	2,868,706	2,704,685	0.9%	7.0%
Non-controlling interest	45,282	30,058	29,341	31,021	2.4%	(3.1%)
Total Equity	4,406,912	2,925,308	2,898,047	2,735,706	0.9%	6.9%
Total Liabilities and Equity	52,435,116	34,806,430	37,006,645	36,123,767	(5.9%)	(3.6%)

1. The exchange rate used to calculate the figures in dollars was Ch$663.80 / US$1

24

Annex 3: YTD income statements

   Unaudited YTD Income Statement

	Jun-17	Jun-17	Jun-16	Jun-17/Jun-16
	US$ Ths[1]	Ch$ Million		% Chg.
Interest income	1,619,227	1,074,843	1,074,937	—%
Interest expense	(621,021)	(412,234)	(433,627)	(4.9%)
Net interest income	998,206	662,609	641,310	3.3%
Fee and commission income	347,788	230,862	210,155	9.9%
Fee and commission expense	(129,860)	(86,201)	(83,292)	3.5%
Net fee and commission income	217,929	144,661	126,863	14.0%
Net income (expense) from financial operations	7,380	4,899	(133,993)	—%
Net foreign exchange gain	101,293	67,238	196,115	(65.7%)
Total financial transactions, net	108,673	72,137	62,122	16.1%
Other operating income	43,790	29,068	9,859	194.8%
Net operating profit before provisions for loan losses	1,368,597	908,475	840,154	8.1%
Provision for loan losses	(226,532)	(150,372)	(161,362)	(6.8%)
Net operating profit	1,142,065	758,103	678,792	11.7%
Personnel salaries and expenses	(292,296)	(194,026)	(194,184)	(0.1%)
Administrative expenses	(170,029)	(112,865)	(113,685)	(0.7%)
Depreciation and amortization	(54,836)	(36,400)	(30,188)	20.6%
Op. expenses excl. Impairment and Other operating expenses	(517,160)	(343,291)	(338,057)	1.5%
Impairment of property, plant and equipment	(526)	(349)	(85)	—%
Other operating expenses	(81,347)	(53,998)	(48,244)	11.9%
Total operating expenses	(599,033)	(397,638)	(386,386)	2.9%
Operating income	543,033	360,465	292,406	23.3%
Income from investments in associates and other companies	2,418	1,605	1,172	36.9%
Income before tax	545,450	362,070	293,578	23.3%
Income tax expense	(102,969)	(68,351)	(50,776)	34.6%
Net income from ordinary activities	442,481	293,719	242,802	21.0%
Net income discontinued operations	—	—	—	—%
Net income attributable to:
Non-controlling interest	1,368	908	1,063	(14.6%)
Net income attributable to equity holders of the Bank	441,113	292,811	241,739	21.1%

1. The exchange rate used to calculate the figures in dollars was Ch$663.80 / US$1

25

Annex 4: Quarterly income statements

   Unaudited Quarterly Income Statement

	2Q17	2Q17	1Q17	2Q16	2Q17/2Q16	2Q17/1Q17
	US$ Ths[1]	Ch$ Million			% Chg.
Interest income	829,881	550,875	523,968	556,208	(1.0%)	5.1%
Interest expense	(311,601)	(206,841)	(205,393)	(227,771)	(9.2%)	0.7%
Net interest income	518,280	344,034	318,575	328,437	4.7%	8.0%
Fee and commission income	174,099	115,567	115,295	105,647	9.4%	0.2%
Fee and commission expense	(65,877)	(43,729)	(42,472)	(41,775)	4.7%	3.0%
Net fee and commission income	108,222	71,838	72,823	63,872	12.5%	(1.4%)
Net income (expense) from financial operations	5,458	3,623	1,276	45,706	(92.1%)	183.9%
Net foreign exchange gain	47,879	31,782	35,456	(17,846)	—%	(10.4%)
Total financial transactions, net	53,337	35,405	36,732	27,860	27.1%	(3.6%)
Other operating income	24,177	16,049	13,019	4,611	248.0%	23.3%
Net operating profit before provisions for loan losses	704,016	467,326	441,149	424,780	10.0%	5.9%
Provision for loan losses	(115,261)	(76,510)	(73,862)	(83,436)	(8.3%)	3.6%
Net operating profit	588,756	390,816	367,287	341,344	14.5%	6.4%
Personnel salaries and expenses	(152,682)	(101,350)	(92,676)	(101,217)	0.1%	9.4%
Administrative expenses	(81,927)	(54,383)	(58,482)	(54,991)	(1.1%)	(7.0%)
Depreciation and amortization	(28,289)	(18,778)	(17,622)	(15,843)	18.5%	6.6%
Op. expenses excl. Impairment and Other operating expenses	(262,897)	(174,511)	(168,780)	(172,051)	1.4%	3.4%
Impairment of property, plant and equipment	(249)	(165)	(184)	(48)	—%	(10.3%)
Other operating expenses	(52,999)	(35,181)	(18,817)	(32,010)	9.9%	87.0%
Total operating expenses	(316,145)	(209,857)	(187,781)	(204,109)	2.8%	11.8%
Operating income	272,611	180,959	179,506	137,235	31.9%	0.8%
Income from investments in associates and other companies	1,333	885	720	641	38.2%	22.9%
Income before tax	273,944	181,844	180,226	137,876	31.9%	0.9%
Income tax expense	(46,916)	(31,143)	(37,208)	(21,114)	47.5%	(16.3%)
Net income from ordinary activities	227,028	150,701	143,018	116,762	29.1%	5.4%
Net income discontinued operations	—	—	—	—	—%	—%
Net income attributable to:
Non-controlling interest	399	265	643	462	(42.6%)	(58.8%)
Net income attributable to equity holders of the Bank	226,629	150,436	142,375	116,300	29.4%	5.7%

1. The exchange rate used to calculate the figures in dollars was Ch$663.80 / US$1

26

Annex 5: Quarterly evolution of main ratios and other information

(Ch$ millions)
	Jun-16	Sep-16	Dec-16	Mar-17	Jun-17
Loans
Consumer loans	4,239,461	4,311,786	4,446,803	4,502,447	4,469,821
Residential mortgage loans	8,321,626	8,471,975	8,619,356	8,747,324	8,861,371
Commercial loans	13,602,948	13,807,911	13,867,465	13,850,836	13,589,218
Interbank loans	236,532	276,703	272,807	352,044	235,614
Total loans (including interbank)	26,400,567	26,868,375	27,206,431	27,452,650	27,156,024
Allowance for loan losses	(795,405)	(812,707)	(820,311)	(806,005)	(799,442)
Total loans, net of allowances	25,605,162	26,055,668	26,386,120	26,646,646	26,356,582

Deposits
Demand deposits	7,238,303	6,913,452	7,539,315	7,408,618	7,195,893
Time deposits	12,997,791	13,126,798	13,151,709	12,700,210	12,059,284
Total deposits	20,236,094	20,040,250	20,691,024	20,108,828	19,255,177
Mutual funds (Off balance sheet)	4,881,450	5,269,815	5,026,068	5,489,733	5,562,941
Total customer funds	25,117,544	25,310,065	25,717,092	25,598,561	24,818,118
Loans / Deposits[1]	95.1%	95.6%	92.1%	95.7%	100.3%

Average balances
Avg. interest earning assets	28,628,066	28,979,918	29,901,912	30,381,349	29,917,800
Avg. Loans from reporting segments	25,980,829	26,550,078	26,952,880	27,246,674	27,036,649
Avg. assets	35,195,160	35,869,635	36,163,077	36,629,695	35,860,060
Avg. demand deposits	7,280,495	7,132,397	7,094,735	7,370,951	7,195,893
Avg equity	2,714,063	2,755,631	2,833,913	2,914,173	2,887,236
Avg. free funds	9,994,558	9,888,028	9,928,649	10,285,124	10,339,020

Capitalization
Risk weighted assets	26,876,727	27,130,807	27,237,835	27,492,643	27.133.274
Tier I (Shareholders’ equity)	2,704,685	2,794,109	2,868,706	2,968,491	2,895,250
Tier II	781,772	786,936	789,001	792,549	799,032
Regulatory capital	3,486,457	3,581,046	3,657,707	3,761,040	3,694,282
Tier I ratio	10.1%	10.3%	10.5%	10.8%	10.7%
BIS ratio	13.0%	13.2%	13.4%	13.7%	13.6%

Profitability & Efficiency
Net interest margin (NIM)[2]	4.6%	4.5%	4.2%	4.2%	4.6%
Client NIM[3]	4.7%	4.9%	4.8%	4.8%	5.0%
Efficiency ratio[4]	43.8%	41.1%	44.3%	40.0%	40.4%
Costs / assets[5]	1.9%	1.9%	1.9%	1.8%	1.9%
Avg. Demand deposits / interest earning assets	25.4%	24.6%	23.7%	24.3%	24.1%
Return on avg. equity	17.1%	17.7%	15.3%	19.5%	20.8%
Return on avg. assets	1.3%	1.4%	1.2%	1.6%	1.6%
Return on RWA	1.7%	1.8%	1.6%	2.1%	2.2%

27

(Ch$ millions)

	Jun-16	Sep-16	Dec-16	Mar-17	Jun-17
Asset quality
Impaired loans[6]	1,645,082	1,594,267	1,615,441	1,667,145	1,705,257
Non-performing loans (NPLs) [7]	566,177	556,965	564,131	594,855	587,107
Past due loans[8]	340,761	336,337	324,312	330,207	260,830
Loan loss reserves	795,405	812,707	820,311	806,005	799,442
Impaired loans / total loans	6.2%	5.9%	5.9%	6.1%	6.3%
NPLs / total loans	2.1%	2.1%	2.1%	2.2%	2.2%
PDL / total loans	1.3%	1.3%	1.2%	1.2%	0.96%
Coverage of NPLs (Loan loss allowance / NPLs)	140.5%	145.9%	145.4%	135.5%	136.2%
Coverage of PDLs (Loan loss allowance / PDLs)	233.4%	241.6%	252.9%	244.1%	306.5%
Risk index (Loan loss allowances / Loans) [9]	3.0%	3.0%	3.0%	2.9%	2.9%
Cost of credit (prov expense annualized / avg. loans)	1.3%	1.4%	1.3%	1.1%	1.1%

Network
Branches	468	464	434	415	406
ATMs	1,484	1,406	1,295	1,288	1,059
Employees	11,653	11,557	11,354	11,229	11,068

Market information (period-end)
Net income per share (Ch$)	0.62	0.65	0.58	0.76	0.80
Net income per ADR (US$)	0.37	0.39	0.35	0.46	0.48
Stock price	31.92	34.04	37.26	41.37	42.24
ADR price	19.37	20.69	21.87	25.08	25.41
Market capitalization (US$mn)	9,126	9,747	10,303	11,816	11,971
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446
ADRs (1 ADR = 400 shares)	471.1	471.1	471.1	471.1	471

Other Data
Quarterly inflation rate[10]	0.9%	0.6%	0.5%	0.5%	0.7%
Central Bank monetary policy reference rate (nominal)	3.50%	3.50%	3.50%	3.00%	2.50%
Observed Exchange rate (Ch$/US$) (period-end)	661.49	659.08	660.00	662.66	663.80

1. Ratio =(Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + demand deposits)

2. NIM = Net interest income annualized divided by interest earning assets

3. Client NIM = Net interest income from reporting segments annualized over average loans

4. Efficiency ratio =(Net interest income+ net fee and commission income +financial transactions net + Other operating income +other operating expenses) divided by (Personnel expenses + administrative expenses + depreciation). Excludes impairment charges

5. Costs / assets = (Personnel expenses + adm. Expenses + depreciation) / Total assets

6. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

7. Capital + future interest of all loans with one installment 90 days or more overdue.

8. Total installments plus lines of credit more than 90 days overdue.

9. Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index.

10. Calculated using the variation of the Unidad de Fomento (UF) in the period.

28